ALLIED GOLD MINING PLC

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

31 August 2011

Allied Gold Mining PLC
("Allied Gold" or the "Company")

EXPLORATION UPDATE - GOLD RIDGE, GUADALCANAL SOLOMON ISLANDS

Ongoing exploration at Allied Gold's Gold Ridge mine in the Solomon Islands confirms extensions of gold mineralization in the Charivunga area, between the four currently defined Gold Ridge pits.

Assay results for samples from the first four core holes demonstrate encouraging down hole intersections including 131m @ 1.73g/t gold from 218m drilling depth (GDC003) and 70m @ 3.23g/t gold measured from 243m drilling depth (GDC004). A full set of assay results are provided in Table 2

Since April 2011, seven core holes totaling 2,500m have been drilled in the Charivunga Prospect area. To date, gold mineralisation has been identified over a strike length of 450m in a NE-trending corridor up to 250m wide. Gold mineralisation, intermittently present from surface, is most consistent and of better grade from approximately 200m to 300m below surface.

Allied Gold will spend a further US$7.5 million over the next 15-18 months on exploration in the Solomon Islands at Gold Ridge and surrounding areas of Guadalcanal. The Company's gold exploration programme is just one of a number on Guadalcanal, with Newmont and Anglogold Ashanti also in the area exploring for large scale copper-gold systems.

Allied Gold Managing Director and CEO Mr Frank Terranova commented: *"The initial drilling results targeting the Charivunga Prospect area provide significant encouragement for a gold system linking our pits in Gold Ridge. The currently estimated reserves at Gold Ridge of 1.2 million ounces reflect the relatively limited exploration effort and sporadic drilling in the past decade by the project's former owners. We are now stepping up the exploration intensity and the initial target is to make incremental extensions to the currently defined four open pits."*

"With more drilling we hope to significantly build on the resource base and demonstrate over the next 6-9 months the potential for possible resource additions in areas like the Charivunga Mineralised Zone and production expansions to the currently defined 10 year Gold Ridge mine life."

For further information:

Allied Gold Mining PLC (Investor and Media)
Simon Jemison
+61 418 853 922

RBC Capital Markets (Joint Corporate Broker)
Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Buchanan (Financial PR Advisor)
Bobby Morse / James Strong
+44 (0) 207 466 5000

Oriel Securities (Joint Corporate Broker)
Michael Shaw/Simon Edwards
+44 (0) 207 710 7600

1. CHARIVUNGA MINERALISED ZONE – Details of Recent Drilling

Exploration drilling by Allied Gold at Gold Ridge has targeted the Charivunga Mineralised Zone, an under-drilled area of mineralisation identified by the previous operators. The zone occurs in the Valehaichichi structural corridor, between the Namachamata and Kupers Deposits. The drilling was intended to supplement previous work and, once sufficient work is completed, to allow a resource to be estimated.

Since late April 2011, 7 core holes for 2,500 metres were drilled in the Charivunga Prospect area, Table 1. Assays for samples from the first 4 holes are available with better downhole intersections of **131m @ 1.73g/t gold from 218m (GDC003) and 70m @ 3.23g/t gold from 243m (GDC004).** A full set of results are provided in Table 2.

To date, gold mineralisation is identified over a strike length of 450m in a NE-trending corridor up to 250m wide. Gold mineralisation, intermittently present from surface, is highly consistent and of better grade from approximately 200m to 300m below surface. Low grade mineralisation occurs with fine disseminated pyrite and marcasite in argillic alteration zones.

Higher grades are mainly restricted to occasional steep dipping, thin pyritic and polymetallic quartz-carbonate veins.Limited access required that the holes be drilled at different azimuths from two selected sites, intersecting the zone of mineralisation at different angles. Additional structural information is being acquired from the oriented core to allow the true width of each downhole intercept to be determined.

The Charivunga Mineralised Zone is presently open along strike in both NE and SW directions. Mineral resources are yet to be estimated from the results of drilling done in the zone. Preliminary metallurgical work is to be undertaken on composite samples from the coarse residues from the recent drilling programme to indicate likely gold recovery levels.

2. GEOLOGICAL SETTING

The Solomon Islands are part of the Circum-Pacific "Ring of Fire" containing active volcanoes and are located above an active subduction zone. Gold Ridge is located within the central part of Guadalcanal Island. Rock-types occurring on Guadalcanal range from ultramafic to diorite intrusives, felsic to mafic and marine sedimentary rocks to fluvial sediments.

The Gold Ridge deposits are hosted by the Gold Ridge Volcanics (GRV) – a distinctive, 800m thick, shallow dipping series of volcaniclastic rocks. The GRV are restricted to a small fault-bounded basin in a NNE trending (arc-normal) fault, interpreted as a transfer fault structure.

The shape, position and structural setting of the GRV suggest it formed as a pull-apart basin during strike-slip reactivation. The GRV is mainly conglomeratic material with clastic breccias and minor inter-bedded siltstones and gritty sandstones, occurring in a series of shallow dipping though poorly defined upward fining volcaniclastic debris cycles. The abundance of andesite clasts in the GRV indicates proximity to nearby now eroded or buried andesitic volcanic centre.

The known Gold Ridge gold deposits are low-sulphidation, intrusion-related, epithermal gold deposits and display many similarities with other Pacific Rim intrusion-related epithermal gold deposits. Gold mineralisation at Gold Ridge is related to alteration and veining, with lithology a lesser influence.

Most of the economic gold mineralisation relates to argillic alteration zones associated with pervasive silica-pyrite. High grade mineralisation is most frequently observed in zones of intense argillic alteration, strong silica-pyrite alteration and veining. Unaltered, or weakly propylitic altered zones are seldom economically mineralised.

Table 1 Charivunga Mineralised Zone – Drill Hole Collar Details – Apr to Aug 2011

Hole	GRM_North	GRM_East	RL (m)	Dip / Azim	Length (m)
GDC001	40326.0	23674.0	422.1	-60.1 / 180.9	317.5
GDC002	40456.7	23599.7	452.0	-59.3 / 116.5	350.5
GDC003	40450.0	23600.0	436.5	-60.8 / 148.9	350.0
GDC004	40450.0	23600.0	436.5	-60.3 / 178.4	368.8
GDC005	40450.0	23600.0	436.5	-61.2 / 094.0	377.9
GDC006	40450.0	23600.0	436.5	-60.5 / 071.3	368.8
GDC007	40320.0	23675.0	421.8	-58.8 / 209.5	368.8

Table 2 Charivunga Mineralised Zone - Down Hole Intercepts

Hole	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
GDC001	**0.0**	**317.5**		**0.49**	**GEN_TSV**
	19.0	42.0	23.0	1.43	SU
incl	***20.0***	***25.0***	***5.0***	***1.86***	***SU***
and	***32.0***	***34.0***	***2.0***	***4.48***	SU
incl	***33.0***	***34.0***	***1.0***	***8.84***	***SU***
and	***38.0***	***42.0***	***4.0***	***2.96***	SU
incl	***38.0***	***39.0***	***1.0***	***8.86***	***SU***
	78.0	100.0	22.0	1.17	SU
incl	***81.0***	***88.0***	***7.0***	***1.97***	***SU***
	125.0	145.0	20.0	0.98	SU
incl	***127.0***	***133.0***	***6.0***	***1.83***	***SU***
	196.0	222.0	26.0	1.36	SU
incl	***201.0***	***207.0***	***6.0***	***3.21***	***SU***
incl	***201.0***	***202.0***	***1.0***	***9.34***	***SU***
and	***218.0***	***222.0***	***4.0***	***1.33***	***SU***
Total core loss = 0.0m					

Hole	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
GDC002	**0.0**	**350.5**		**1.18**	**GEN_TSV**
	48.0	55.0	7.0	0.96	SU
	60.0	68.0	8.0	1.07	SU
	92.0	102.0	10.0	0.60	SU
	114.0	115.0	1.0	96.3	SU
	130.0	159.0	29.0	2.50	SU
incl	***130.0***	***133.0***	***3.0***	***10.1***	***SU***
incl	***132.0***	***133.0***	***1.0***	***27.3***	***SU***
and	***137.0***	***142.0***	***5.0***	***1.98***	***SU***
and	***153.0***	***159.0***	***6.0***	***3.45***	***SU***
incl	***155.0***	***156.0***	***1.0***	***9.61***	***SU***
	161.0	170.0	9.0	0.64	SU
	187.0	195.0	8.0	1.48	SU
incl	***188.0***	***195.0***	***7.0***	***1.62***	***SU***
	208.0	216.0	8.0	0.73	SU
	239.0	350.5	111.5	1.38	SU
incl	***240.0***	***242.0***	***2.0***	***3.24***	***SU***
and	***256.0***	***258.0***	***2.0***	***3.45***	SU
and	***273.0***	***282.0***	***9.0***	***2.02***	***SU***
and	***287.0***	***295.0***	***8.0***	***2.29***	***SU***
and	***319.0***	***323.0***	***4.0***	***3.18***	SU
incl	***342.0***	***350.5***	***8.5***	***2.12***	SU
incl	***346.0***	***347.0***	***1.0***	***5.44***	***SU***
Total core loss = 0.0m					

Hole	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
GDC003	**0.0**	**350.0**		**1.18**	**GEN_TSV**
	42.0	51.0	9.0	1.11	SU
incl	***43.0***	***51.0***	***8.0***	***1.15***	***SU***
	59.0	63.0	4.0	1.31	SU
	125.0	177.0	52.0	2.31	SU
incl	***143.0***	***152.0***	***9.0***	***6.42***	***SU***
incl	***143.0***	***149.0***	***6.0***	***8.69***	***SU***
incl	***143.0***	***144.0***	***1.0***	***17.0***	***SU***
and	***146.0***	***147.0***	***1.0***	***17.6***	***SU***
and	***155.0***	***158.0***	***3.0***	***5.40***	SU
	186.0	195.0	9.0	1.27	***SU***
incl	***186.0***	***191.0***	***5.0***	***1.70***	SU
	218.0	349.0	131.0	1.73	***SU***
incl	***218.0***	***222.0***	***4.0***	***1.78***	SU
and	***224.0***	***231.0***	***7.0***	***2.25***	***SU***
and	***234.0***	***238.0***	***4.0***	***2.91***	SU
and	***255.0***	***262.0***	***7.0***	***1.71***	SU
and	***268.0***	***277.0***	***9.0***	***3.84***	SU
incl	***270.0***	***272.0***	***2.0***	***8.83***	***SU***
incl	***271.0***	***272.0***	***1.0***	***18.7***	***SU***
and	***279.0***	***286.0***	***7.0***	***2.54***	***SU***
and	***288.0***	***291.0***	***3.0***	***3.90***	***SU***
incl	***290.0***	***291.0***	***1.0***	***9.70***	***SU***
and	***293.0***	***300.0***	***7.0***	***2.00***	***SU***
and	***302.0***	***326.0***	***24.0***	***2.23***	***SU***
incl	***310.0***	***311.0***	***1.0***	***6.34***	***SU***
and	***330.0***	***340.0***	***10.0***	***1.60***	***SU***
Total core loss = 0.0m					

Hole	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
GDC004	**0.0**	**368.8**		**1.36**	**GEN_TSV**
	45.0	53.0	8.0	1.15	SU
incl	***46.0***	***53.0***	***7.0***	***1.23***	***SU***
	108.0	157.0	49.0	0.98	SU
incl	***110.0***	***112.0***	***2.0***	***3.13***	***SU***
and	***114.0***	***121.0***	***7.0***	***1.54***	SU
incl	***115.0***	***120.0***	***5.0***	***1.81***	***SU***
and	***134.0***	***138.0***	***4.0***	***1.46***	SU
and	***147.0***	***157.0***	***10.0***	***1.25***	SU
incl	***151.0***	***157.0***	***6.0***	***1.63***	***SU***
	180.0	225.0	45.0	1.52	SU
incl	***185.0***	***191.0***	***6.0***	***1.45***	***SU***
and	***194.0***	***199.0***	***5.0***	***2.65***	***SU***
and	***213.0***	***218.0***	***5.0***	***4.48***	***SU***
incl	***214.0***	***215.0***	***1.0***	***13.0***	***SU***
incl	***221.0***	***225.0***	***4.0***	***1.63***	SU
	243.0	313.0	70.0	3.23	***SU***
incl	***244.0***	***252.0***	***8.0***	***1.76***	SU
and	***256.0***	***272.0***	***16.0***	***4.55***	***SU***
incl	***262.0***	***267.0***	***5.0***	***6.97***	SU
incl	***264.0***	***265.0***	***1.0***	***20.5***	***SU***
incl	***266.0***	***267.0***	***1.0***	***5.77***	***SU***
and	***270.0***	***271.0***	***1.0***	***20.0***	***SU***
and	***276.0***	***293.0***	***17.0***	***3.78***	***SU***
incl	***280.0***	***281.0***	***1.0***	***5.73***	***SU***
incl	***289.0***	***290.0***	***1.0***	***5.47***	***SU***
incl	***291.0***	***292.0***	***1.0***	***17.3***	***SU***
and	***297.0***	***313.0***	***16.0***	***4.33***	***SU***
incl	***307.0***	***308.0***	***1.0***	***32.2***	***SU***
	321.0	349.0	28.0	2.69	SU
incl	***321.0***	***347.0***	***26.0***	***2.85***	***SU***
incl	***321.0***	***327.0***	***6.0***	***5.76***	SU
and	***341.0***	***346.0***	***5.0***	***3.66***	***SU***
	353.0	368.0	15.0	2.16	***SU***
incl	***355.0***	***364.0***	***9.0***	***2.84***	***SU***
incl	***360.0***	***361.0***	***1.0***	***9.45***	SU
Total core loss = 0.0m					

NOTE: Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs, of 2.5g/t , 5.0g/t and 10g/t, are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied. After logging and cutting on-site, the samples were bagged and shipped by company vehicle to Intertek SI's Sample Preparation Facility in Honiara, where all

samples were dried crushed and pulverised. Analyses of the samples, along with approximately 12.5% inserted QAQC samples including field duplicates, blanks and commercial standards, were undertaken by Genalysis Townsville (tagged GEN_TSV in the header). The gold assay method is Fire Assay, using a 50g-charge with a 0.005g/t Au detection limit (Genalysis_TSV). Samples, with a reported below detection grade, are assigned a grade of half the detection limit. Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by Genalysis_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag. In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any assay cut-off applied. The reported intercepts are all downhole lengths and additional information would be required to estimate the true width.

3. GOLD RIDGE RESOURCES TABLE

Gold Ridge Project - Measured and Indicated Resources – undepleted

DEPOSIT	Tonnes (Mt)	Grade (g/t Au)	Gold (koz)
Valehaichichi	10.96	1.65	581.4
Namachamata	1.78	2.11	120.6
Kupers	9.38	1.71	515.5
Dawsons	10.95	1.75	616.1
TOTAL	**33.07**	**1.72**	**1833.6**

(Extracted from Table 17-41: All Prospects Measured and Indicated Resource (at 0.80 g/t cut-off) Compared to Ross Mining Estimates, ALLIED GOLD MINING PLC – Prospectus: Admission to the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange; June 2011)

4. COMPETENT PERSON'S STATEMENT

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this release in the form and context in which it appears. Mr. Davies is also a Qualified Person as defined by Canadian National Instrument 43-101.

The information in this Stock Exchange announcement that relates to Mineral Resources has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this Presentation in the form and context in which it appears.

Figure 1 Gold Ridge Project - Charivunga Mineralised Zone - Recent Exploration Drilling (Apr – Aug '11) showing location of schematic section 23650mE


23,250 mE
23,500 mE
23,750 mE
250
metres
40,750 mN
40,500 mN
VALEHAICHICHI
23650mE
NAMACHAMATA
ALLIED GOLD LTD
GOLD RIDGE PROJECT
CHARIVUNGA MINERALISED ZONE
August 2011
Starter Pit
Final Pit
GDC006
Assays Pending
GDC005
GDC002
Mineralised envelope
GDC003
GDC004
CHARIVUNGA
GDC001
KUPERS
GDC007
Assays Pending
GOLD RIDGE
Valehaichichi
Namachamata
Kupers
Dawsons

Figure 2 Gold Ridge - Charivunga Mineralized Zone - Schematic Drill Section 23650mE (looking West) showing recent and previous drilling (newly drilled holes projected into 50m wide section)



GOLD RIDGE PROJECT
CHARIVUNGA PROSPECT
23650mE
SCHEMATIC SECTION
400RL
200RL
0RL
40600N
40400N
40200N
100m
N
Oxide
Transitional
Sulphide
Collars projected from off-section
Mineralised envelope
GDC001
GDC002
GDC003
GDC004
GDC005 results pending
GDC006 results pending
GDC007 results pending
52m@2.31g/t Au
29m@2.50g/t Au
131m@1.73g/t Au
111.5m@1.38g/t Au
23m@1.43g/t Au
22m@1.17g/t Au
20m@0.98g/t Au
45m@1.52g/t AU
26m@1.36g/t Au
70m@3.23g/t Au
28m@2.69g/t Au
15m@2.16g/t Au
Au assay > 0.5g/t - new holes
Au assay > 0.5g/t - previous holes